EXHIBIT 99.1

POWER EFFICIENCY ANNOUNCES FIRST QUARTER 2010 RESULTS

Company Reports Significant Increase in Revenues and Orders

LAS VEGAS, NV – May 17, 2010 – Power Efficiency Corporation (OTCBB: PEFF), a clean tech company focused on energy efficiency technologies for electric motors, reported financial and operating results today for the three months ending March 31, 2010.

Highlights for First Quarter 2010:

•	Increased revenue to $110,030, a 133% increase over the first quarter of 2009.
•	Increased orders to more than $200,000, representing a 425% increase over the first quarter of 2009 and a 70% increase over the fourth quarter of 2009.
•	Net loss was reduced to $282,368 (or $0.01 per share) for the first quarter of 2010 versus a net loss of $1,143,406 (or $0.03 per share) in the first quarter of 2009.
•	Cash used for operations was reduced from $891,634 in the first quarter of 2009 to $515,075 in the first quarter of 2010.
•	Signed first global escalator OEM agreement.
•	Signed agreements with several industrial distributors, including Minarik Automation and Control, a national distributor with 60 external representatives.
•	Signed a distribution agreement with Macel Ingeniería de Elevación S.L. (Macel Elevation Engineering) focused on the escalator and elevator market in Spain and Portugal.
•	Announced notable installations on escalators at Washington Dulles International Airport (IAD) and the U.S. Capitol Visitor Center.
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Announced the Company’s first major project in Asia; installations on escalators at three resort properties owned by the Las Vegas Sands Corp. - The Venetian Macao, Sands Macao and The Four Seasons Hotel Macao.

Steven Strasser, Chairman and CEO of Power Efficiency stated, “During the first quarter of 2010, Power Efficiency gained traction.  Revenues are beginning to grow and orders for our digital products are increasing. We extended our reach, both domestically and internationally, through new OEM and distribution agreements.  Additionally, we had several high profile escalator installations, which help to stimulate broader interest in our products.”

“Over the past several months, we have seen strengthening demand in the escalator OEM and retrofit market.  Our OEM partners are bidding more and more projects incorporating Motor Efficiency Controllers with E-Save Technology®.  During the first quarter, we also strengthened our relationships with these OEMs, including signing our first global OEM agreement.”

“Regarding the industrial market, we began building an independent sales representative and distributor network after receiving Underwriters Laboratory (UL) certification last summer. This network is beginning to produce more regular order flow, including initial sales to some very large companies with the potential to buy more product. These sales have included installations on a number of new applications for our technology, including a glass crusher, wood chipper, distribution center conveyors, and a chip maker in a food processing center.”

“At the end of the quarter, the Company’s cash balance was $31,205. Since that time, the Company has closed on an offering of notes for $1.05 million. I personally invested $200,000 in this offering. I believe my continued investment in the Company is the strongest statement I can make about my belief and confidence in the Company’s future prospects.”

About Power Efficiency Corporation
Power Efficiency Corporation is a clean tech company focused on efficiency technologies for electric motors. Power Efficiency is incorporated in Delaware and is headquartered in Las Vegas, Nevada. The Company has developed a patented and patent-pending technology platform, called E-Save Technology, which has been demonstrated in independent testing to improve the efficiency of electric motors by up to 35% in appropriate applications. Electric motors consume over 25% of the electricity in the U.S. and many operate inefficiently. E-Save Technology can be licensed to motor, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology, include an Industrial Motor Efficiency Controller for three phase applications, such as escalators, crushers, granulators, mixers, saws and MG elevators, and a new Appliance Motor Efficiency Controller for small single phase applications such as residential and light commercial appliances. For more information, go to www.powerefficiency.com.

Safe Harbor
As a cautionary note to investors, certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of products in the market; success in technology and product development; and all the risks and related information described from time to time in SEC filings, including the financial statements and related information contained in SEC filings. Power Efficiency assumes no obligation to update the information in this release.

Contact:
Power Efficiency Corporation
BJ Lackland, CFO
Tel: 702-697-0377

or

The Investor Relations Group
Jason Strominger (Investor Relations)
Mike Graff (Public Relations)
212-825-3210